MAIL STOP 0511

									January 24, 2005

Mr. Ronald Mercier, President
M.E.R. Corporation
2400, 10303 Jasper Avenue
Edmonton, Alberta T5J 3T8
CANADA

Re:	M.E.R. Corporation
      Registration Statement on Form SB-2/A#2
File No. 333-119223
      Filed December 21, 2004

Dear Mr. Mercier,

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue our prior comment 2. Contrary to your letter, no revisions have been made to the total offering expenses in addition to the amount paid to date. Please update the disclosure to indicate whether you have incurred any additional offering expenses since first filing your registration statement. Also, we again note that the stated amount of $10,979.60 throughout your disclosure does not reconcile with the $11,000 amount provided in your financial statements. Please reconcile.

2.
We note that the offering period is for 90 days with a 90 day extension. We also note that a term of your offering is that the consummation of a merger must occur within 6 months of the date of effectiveness of the registration statement. Please explain how you plan to complete the merger within the same time frame as the offering period. Also, please confirm again supplementally that there are no preliminary agreements, understandings or negotiations to merge with or acquire another company. Lastly, please explain how you intend to comply with the requirements of Rule 419(d) of Regulation C.

Prospectus Cover Page

3. We note the removal of the legend required by Item 501(a)(7) of Regulation S-B. Please add back the disclosure.

4. Please reconcile the disclosure on the cover page that if you do not raise the maximum offering amount, funds will be promptly returned to investors without interest with the disclosure on the same page that proceeds will be held in "an interest-bearing escrow account." Revise disclosure throughout the prospectus. We direct your attention to the statement in risk factor three that investors will not receive any return upon escrowed investment funds. We also note that the escrow agreement states it is non-interest bearing.

5. Please clarify the last sentence that "the securities and proceeds
of this offering will be held in an interest-bearing escrow
account
.... and the merger or acquisition has been consummated" to discuss the release of funds if the merger is not completed within the time frame set forth in Rule 419(e)(2)(iv) of Regulation C.

Risk Factors, page 6

6. We reissue our prior comment 3. Contrary to your letter, no risk factor was added discussing the risk associated with your lack of operating history. Please add back the first risk factor discussing the fact that the company has no operating history and the resultant risk to the company and/or investors. See Item 503(c)(1)(i) of Regulation S-B.

7. We reissue prior comment 8. Please reconcile your disclosure in risk factor six that operations and other capital needs will be "nominal" over the next 6 months with the discussion contained in the section entitled "Structuring and Closing a Merger or Acquisition with a Prospective Candidate" on page 16, where it is stated that "It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant merger and acquisition agreements, disclosure documents and other instruments will require substantial management time and attention and significant fees and expenses for attorneys, accountants and others."

8. Please revise your Management section in order to provide disclosure with respect to the "other blank check companies" with which Mr. Mercier is affiliated, as mentioned in risk factor 7.


Use of Proceeds, page 9

9. Please provide the staff with a supplemental explanation for the change in your disclosure from past to future tense with respect to the payment of offering expenses and reconcile with your newly revised financial statements that state such expenses have been paid.
Also reconcile with the disclosure on the prospectus cover page.

10. Additionally, please provide the staff supplementally the specific organizational costs incurred to date.

Dilution, page 9

11. Please update the information in this section as of the most recent financial statements.

Description of Business, page 11

12. We partially reissue our prior comment 13 with respect to disclosure whether existing corporate policy permits related party transactions. If corporate policy does not permit such related party transactions, explain the basis for such policy, whether it is a corporation bylaw, a board or shareholder resolution, or an agreement or understanding among management. Further, add disclosure as to whether management is aware of any circumstances under which this policy, through their own initiative, may be changed. Consider adding a risk factor if necessary. If there is a present potential for a related party transaction mentioned above, please explain fully the circumstances under which such a transaction may occur.
Please
discuss fully the non-arms-length nature of such transactions and disclose whether or not an independent appraisal of the value of the business or company will be obtained in the event a related party transaction is contemplated.

13. Please see comment 7, above. Please reconcile your disclosure on page 12 that the target company will be responsible for the payment of any profit transaction expenses with your disclosure on page 16, where it is stated that "It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant merger and acquisition agreements, disclosure documents and other instruments will require substantial management time and attention and significant fees and expenses for attorneys, accountants and others. If a decision is made not to participate in a specific business opportunity, the costs and expenses therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to us of the related costs and expenses incurred."

Description of Property, page 20

14. We reissue our prior comment 16. Contrary to your letter, no revisions have been made to this amendment. Please confirm that the address provided on the facing page of the registration statement is currently the physical address of the company`s principal executive offices. We note that your disclosure that Mr. Mercier operates his own independent real estate broker operation, which he conducts through Fullcorp Realty and Property Management. Fullcorp appears to be located at 11252 119 St NW # 201, Edmonton, Alberta T5G 2X3, rather than the address stated in the registration statement. The building address and suite number provided in the registration statement appears to be occupied by a law firm. Please disclose any affiliation with the law firm. Please advise or revise the disclosure in this section. We may have further comment.

Plan of Distribution, page 25

15. We reissue our prior comment 18. Contrary to your cover letter, and despite your duplication of the second paragraph in this section, this issue is not addressed in the second paragraph of this section.
Please address whether Mr. Mercier is subject to a statutory disqualification. See Rule 3a4-1(a)(1) for guidance.

Exhibits
Escrow Agreement

16. We reissue prior comment 74 from our letter of October 22, 2004.
The escrow agreement currently only covers the deposit of the funds into an escrow account. We direct your attention to Rule 419(b)(3)
of Regulation C, which also requires the deposit of securities into the escrow or trust account promptly upon issuance. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Angela Halac at (202) 824-5683 if you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to John Zitko at
(202) 824-5532, or Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	William D. O`Neal
	Fax (602) 267-3855


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M.E.R. Corporation
January 24, 2005
Page 1